EXHIBIT 99.1

Brookfield Renewable Announces Third Quarter Results, Unit Split and Creation of an Exchange Corporation

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, Nov. 11, 2019 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable” or "BEP") today reported financial results for the three and nine months ended September 30, 2019.

“We continued to execute on key strategic priorities in the third quarter including a number of new investments, improved operations, and generating liquidity to bolster our already strong balance sheet,” said Sachin Shah, CEO of Brookfield Renewable. “We are also pleased to announce our intention to create a Canadian corporation with publicly-traded shares that we expect will be economically-equivalent to the units of the partnership. This should position us well to continue attracting new investors to our globally-diversified renewable power portfolio.”

Financial Results
For the period ended September 30
Millions (except per unit or otherwise noted)	Three months ended September 30		Nine months ended September 30
Unaudited	2019	2018	2019	2018
Total generation (GWh)
– Long-term average generation	12,332	12,113	40,077	38,486
– Actual generation	11,089	11,609	40,095	37,611
Brookfield Renewable's share
– Actual generation	5,213	5,552	20,061	18,701
– Long-term average generation	5,821	5,956	19,628	19,242
Funds From Operations (FFO)(1)	$133	$105	$590	$470
Per Unit(1)(2)	0.43	0.33	1.90	1.50
Net Income (Loss) Attributable to Unitholders	(53)	(55)	7	(49)
Per Unit(2)	(0.17)	(0.18)	0.02	(0.16)
  Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
  For the three and nine months ended September 30, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.2 million and 311.2 million, respectively (2018: 312.6 million and 312.7 million).

Brookfield Renewable reported FFO growth of 27% leading to $133 million of FFO for the three months ended September 30, 2019, or $0.43 per unit. After deducting non-cash depreciation, our net loss for the three months ended September 30, 2019 was $53 million or $0.17 per unit. These results were supported by contributions from recent acquisitions and execution of our operating initiatives.

Highlights

  Invested $100 million of BEP equity into TerraForm Power and the acquisition of a 200 megawatt wind farm in China;
  Sold two mature European wind portfolios for total combined proceeds of US$186 million ($74 million net to BEP), and crystallized an ~18% compounded annual return to BEP since acquisition; we have also now completed the sale of five of our six assets in South Africa for total proceeds of $135 million ($42 million net to BEP) returning almost two times our capital invested into the country;
  Completed a C$600 million green bond issuance - the largest corporate-level green bond ever issued in Canada - increasing the average term of our corporate debt by 5 years to 10 years and reducing the average cost of our debt; and
  Maintain robust total available liquidity of $2.5 billion

Unit Split and Creation of an Exchange Corporation

Today we announced our intention to create a Canadian corporation in order to provide investors with greater flexibility in how they invest in Brookfield Renewable’s globally diversified, multi-technology renewable power portfolio. This entity will be publicly listed on the same exchanges as the current partnership ("BEP"), giving investors the optionality to invest in Brookfield Renewable through either a partnership or Canadian corporation and could therefore lead to increased demand and enhanced liquidity for Brookfield Renewable.

Brookfield Renewable intends to distribute to existing unitholders, on a tax-free basis to the majority of unitholders, class A shares of the new corporation, Brookfield Renewable Corporation (“BEPC”). From an economic and accounting perspective, the transaction will be analogous to a unit split as it will not result in any underlying change to aggregate cash flows or net asset value except for the adjustment for the number of units/shares outstanding.

The class A shares will be structured with the intention of providing an economic return equivalent to BEP units, including identical distributions, and will be exchangeable, at the shareholder's option, for one BEP unit. The class A shares are also intended to provide investors with the ability to have economic exposure to BEP through a more traditional corporate structure.

Current unitholders are expected to receive one BEPC class A share for every four BEP units held (i.e. 0.25 BEPC class A shares for each unit held of BEP) in the form of a special distribution.

The benefits of the creation of BEPC will be:

  Potential increased demand from retail investors;
  Potential increased demand from certain institutional investors who are currently unable, or prefer not to, own partnership units;
  The ability to qualify for further index or ETF inclusion, which is not available today.

Following completion of the special distribution, the aggregate quarterly distributions and dividends from Brookfield Renewable and BEPC will correspond to the quarterly distributions made on Brookfield Renewable units as if the special distribution did not take place.

Holders of Brookfield Renewable’s preferred limited partnership units will not receive the class A shares.

The majority of the BEPC class A shares will be held by the holders of Brookfield Renewable’s units immediately after the effective split. Brookfield Renewable will own all of the BEPC class B and C shares. The class A and class B shares will control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. Brookfield Asset Management, as a unitholder of Brookfield Renewable, is expected to hold approximately 60% of the BEPC class A shares, which is equivalent to its effective ownership of Brookfield Renewable units. BEPC intends to apply to list its class A shares in the United States on the NYSE and in Canada on the TSX. Subject to the receipt of normal course regulatory approvals, Brookfield Renewable anticipates completing the special distribution in the first half of 2020.

In connection with this transaction, a registration statement (including a prospectus) has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and a preliminary prospectus will be filed with the Canadian securities regulatory authorities. You should read the prospectus and other documents that have and will be filed with the SEC for more complete information about the transaction. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the prospectus can be sent to you at no cost, upon request, using the contact information below in this press release.
RBC Capital Markets are acting as financial advisors and Torys LLP as legal advisors to Brookfield Renewable for this transaction.

Operations

During the third quarter, we generated FFO of $133 million, up from $105 million during the same period the prior year.

In the third quarter, our hydroelectric segment generated FFO of $125 million, up 20% relative to the same quarter the prior year. While generation for the quarter was below the long-term average level, driven largely by drier conditions in the U.S. Northeast and Canada, generation so far this year has exceeded the long-term average by 5%. As we have stated for many years, we do not manage the business based on under-or over-performance of generation relative to the long-term average and do not factor this into our planning.  Instead, we remain focused on diversifying the business from both a geographic and technology perspective, which mitigates exposure to resource volatility, and regional or market disruptions. Additionally, we continue to advance initiatives to extract additional value from our hydroelectric portfolio. For example, earlier this year we qualified our 820 megawatt Sogamoso hydro facility in Colombia, which has 12 months of reservoir capacity, to provide grid-stabilizing ancillary services which is expected to add an incremental $3 million to our FFO on an annualized basis.

Our wind and solar segments generated a combined $72 million of FFO, up 20% relative to the same period the prior year. We benefitted from contributions from our operating and growth initiatives, including 210 megawatts of wind acquired in India, 51 megawatts of wind capacity commissioned and acquired last year in Ireland, and significant cost savings realized from the implementation of TerraForm Power’s new long-term service agreement for its North American wind fleet.

Our storage and other segments generated $6 million of FFO during the quarter as our portfolio continues to provide critical grid-stabilizing ancillary services and back-up capacity to increasingly intermittent grids. For example, in mid-August the U.K. experienced a major electricity disconnection event that resulted in a blackout affecting more than 1.1 million customers. Between 60 seconds to 4 minutes after the disconnection event, our First Hydro portfolio, which represents 75% of the U.K.’s storage capacity and has very fast ramp-up capabilities, provided more than half of the power used to restart the grid. We were the critical link to re-starting the electricity grid in the U.K. on that day. We continue to work with all stakeholders to highlight the strategic importance of First Hydro in the U.K. and Bear Swamp in the U.S., and how the scale and speed of their response capabilities can be instrumental in managing the grid.

Distribution Declaration

The next quarterly distribution in the amount of $0.515 per LP Unit, is payable on December 31, 2019 to unitholders of record as at the close of business on November 29, 2019. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.
Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 18,000 megawatts of installed capacity and an 8,000 megawatt development pipeline. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with over $500 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Claire Holland	Divya Biyani
Vice President - Communications	Director – Investor Relations
(416) 369-8236	(416) 369-2616
claire.holland@brookfield.com	divya.biyani@brookfield.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2019 Third Quarter Results as well as the Letter to Unitholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on November 11, 2019 at 9:00 a.m. Eastern Time at https://edge.media-server.com/mmc/p/dcdu7y7w or via teleconference at 1-866-688-9430 toll free in North America. If dialing from outside Canada or the U.S., please dial 1-409-216-0817 at approximately 8:50 a.m. Eastern Time. When prompted, enter the conference ID, 3097657. A recording of the teleconference can be accessed through November 18, 2019 at 1-855-859-2056, or from outside Canada and the U.S. please call 1-404-537-3406. When prompted, enter the conference ID, 3097657.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended September 30		Nine months ended September 30
UNAUDITED (MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Revenues	$642	$674	$2,254	$2,202
Other income	25	7	50	26
Direct operating costs	(239)	(257)	(745)	(760)
Management service costs	(29)	(22)	(73)	(64)
Interest expense – borrowings	(164)	(176)	(515)	(534)
Share of earnings from equity-accounted investments	1	6	33	12
Foreign exchange and unrealized financial instrument loss	(10)	(10)	(40)	(35)
Depreciation	(200)	(192)	(600)	(611)
Other	(38)	(18)	(41)	(72)
Income tax expense
Current	(10)	(6)	(49)	(20)
Deferred	23	11	(11)	(2)
	13	5	(60)	(22)
Net income	$1	$17	$263	$142
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	$36	$55	$204	$142
General partnership interest in a holding subsidiary held by Brookfield	(1)	(1)	—	(1)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(22)	(22)	3	(20)
Preferred equity	6	7	19	20
Preferred limited partners' equity	12	10	33	29
Limited partners' equity	(30)	(32)	4	(28)
	$1	$17	$263	$142
Basic and diluted (loss) earnings per LP Unit	$(0.17)	$(0.18)	$0.02	$(0.16)

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	September 30	December 31
	2019	2018
Assets
Cash and cash equivalents	$209	$173
Trade receivables and other financial assets	1,148	992
Equity-accounted investments	1,536	1,569
Property, plant and equipment, at fair value	28,350	29,025
Goodwill	777	828
Deferred income tax and other assets	1,415	1,516
Total Assets	$33,435	$34,103
Liabilities
Corporate borrowings	$2,119	$2,328
Non-recourse borrowings	8,506	8,390
Accounts payable and other financial liabilities	975	772
Deferred income tax liabilities	4,096	4,140
Other liabilities	1,341	1,267
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	7,841	8,129
General partnership interest in a holding subsidiary held by Brookfield	61	66
Participating non-controlling interests - in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,974	3,252
Preferred equity	585	568
Preferred limited partners' equity	833	707
Limited partners' equity	4,104	4,484
Total Equity	16,398	17,206
Total Liabilities and Equity	$33,435	$34,103

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	2,277	2,526	2,443	2,654	$161	$166	$95	$99	$55	$53	$—	$(3)
Brazil	734	791	1,009	996	50	53	53	38	46	31	22	2
Colombia	721	742	853	859	56	54	34	29	24	20	19	11
	3,732	4,059	4,305	4,509	267	273	182	166	125	104	41	10
Wind
North America	579	597	713	723	46	50	32	30	15	14	(26)	(27)
Europe	185	141	198	208	21	17	15	9	9	2	(7)	(9)
Brazil	201	211	215	215	11	15	9	13	7	11	(3)	5
Asia	93	48	97	41	8	4	7	3	5	2	1	1
	1,058	997	1,223	1,187	86	86	63	55	36	29	(35)	(30)
Solar	279	279	293	260	56	58	49	46	36	31	10	19
Storage & Other	144	217	—	—	21	25	9	14	6	11	(1)	5
Corporate	—	—	—	—	—	—	(2)	(4)	(70)	(70)	(68)	(59)
Total	5,213	5,552	5,821	5,956	$430	$442	$301	$277	$133	$105	$(53)	$(55)

The following table reconciles net income attributable to Unitholders and earnings per unit, the most directly comparable IFRS measures, to FFO, and FFO per unit, both non-IFRS financial metrics for the three months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income attributable to:
Limited partners' equity	$(30)	$(32)	$(0.17)	$(0.18)

General partnership interest in a holding subsidiary held by Brookfield	(1)	(1)	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(22)	(22)	—	—
Net income attributable to Unitholders	$(53)	$(55)	$(0.17)	$(0.18)
Adjusted for proportionate share of:
Depreciation	158	160	0.51	0.51
Foreign exchange and unrealized financial instruments loss (gain)	14	6	0.04	0.02
Deferred income tax (recovery) expense	(26)	(17)	(0.08)	(0.05)
Other	40	11	0.13	0.03
FFO	$133	$105	$0.43	$0.33
Weighted average units outstanding(1)			311.2	312.6
  Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30

The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		FFO		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	10,260	9,704	9,326	9,915	$700	$655	$501	$455	$375	$322	$146	$130
Brazil	2,890	2,731	2,987	2,931	173	185	144	133	119	109	55	5
Colombia	2,347	2,382	2,520	2,547	174	160	107	91	75	62	56	41
	15,497	14,817	14,833	15,393	1,047	1,000	752	679	569	493	257	176
Wind
North America	2,190	1,905	2,622	2,215	167	158	120	109	67	64	(44)	(39)
Europe	663	413	729	496	71	46	50	27	37	13	(7)	(12)
Brazil	454	473	475	475	27	33	20	26	13	20	(2)	(1)
Asia	184	117	186	117	13	9	10	6	7	3	2	(3)
	3,491	2,908	4,012	3,303	278	246	200	168	124	100	(51)	(55)
Solar	765	569	783	546	145	106	123	87	81	57	23	19
Storage & Other	308	407	—	—	66	62	30	33	20	23	—	(6)
Corporate	—	—	—	—	—	—	(9)	(15)	(204)	(203)	(222)	(183)
Total	20,061	18,701	19,628	19,242	$1,536	$1,414	$1,096	$952	$590	$470	$7	$(49)

The following table reconciles net income attributable to Unitholders and earnings per unit, the most directly comparable IFRS measures, to FFO, and FFO per unit, both non-IFRS financial metrics for the nine months ended September 30:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income attributable to:
Limited partners' equity	$4	$(28)	$0.02	$(0.16)

General partnership interest in a holding subsidiary held by Brookfield	—	(1)	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	3	(20)	—	—
Net income attributable to Unitholders	$7	$(49)	$0.02	$(0.16)
Adjusted for proportionate share of:
Depreciation	478	460	1.54	1.47
Foreign exchange and unrealized financial instruments loss (gain)	45	(2)	0.14	(0.01)
Deferred income tax (recovery) expense	(40)	(14)	(0.13)	(0.04)
Other	100	75	0.33	0.24
FFO	$590	$470	$1.90	$1.50
Weighted average units outstanding(1)			311.2	312.7
  Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding the special distribution of BEPC’s class A shares, BEPC’s eligibility for index inclusion, BEPC’s ability to attract new investors as well as the future performance and prospects of BEPC and Brookfield Renewable following the distribution of BEPC’s class A shares, the expected proceeds from opportunistically recycling capital, as well as the benefits from acquisitions and Brookfield Renewable’s global scale and resource diversity. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) the fact that there can be no assurance that the stock exchanges on which BEPC intends to apply to list its class A shares will approve the listing of such shares or that BEPC will be included in any indices; weather conditions and other factors which may impact generation levels at facilities; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; changes to government regulations, including incentives for renewable energy; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public  policy  changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable Partners L.P. and other risks and factors that are described therein and that are described in the U.S. registration statement filed in connection with the distribution of BEPC’s class A shares.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, FFO and FFO per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that Adjusted EBITDA, FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, FFO or FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA, FFO and FFO per Unit to the most directly comparable IFRS measure, please see “- Reconciliation of non-IFRS measures” below and “PART 4 - Financial Performance Review on Proportionate Information - Reconciliation of non-IFRS measures” included in our Management’s Discussion and Analysis for the three and nine months ended September 30, 2019.
References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.